UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36271 / July 28, 2026

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In the Matter of   :
                                                                  :
Blue Tractor ETF Trust   :
Blue Tractor Group, LLC   :
                                                                  :
57 West 57th Street, 4th Floor   :
New York, NY 10019   :
                                                                  :
(812-15924)   :
                                                                  :
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ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT
OF 1940

Blue Tractor ETF Trust and Blue Tractor Group, LLC filed an application on October 24, 2025,
and amendments to the application on April 2, 2026 and June 23, 2026, requesting an order to
amend a prior order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder, and
under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
17(a)(2) of the Act[1] (as subsequently amended,[2] the "Prior Order"). The Prior Order permitted
registered open-end investment companies that are actively managed exchange-traded funds
(each a "Fund" or an "ETF") to operate without being subject to a daily portfolio transparency
condition.

Under the Prior Order, a Fund could invest only in certain enumerated instruments consisting
primarily of domestic exchange-traded equity securities and exchange-traded futures on such
equity securities. The Amended Order permits a Fund to invest in other securities and
instruments including but not limited to fixed income securities, foreign investments that do not
trade contemporaneously with Shares, and derivatives.

On June 30, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36235) (the "Notice"). The Notice gave interested persons an opportunity to request

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[1] *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 33682 (Nov. 14,
2019) (notice) and Investment Company Act Release No. 33710 (Dec. 10, 2019) (order).

[2] *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 34194 (Feb. 10,
2021) (notice) and Investment Company Act Release No. 34221 (Mar. 9, 2021) (order). *See also* Blue Tractor ETF
Trust, et al., Investment Company Act Release No. 35121 (Jan. 31, 2024) (notice) and Investment Company Act
Release No. 35148 (Feb. 27, 2024) (order).

a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Blue Tractor ETF Trust, *et al.*, (File No. 812-15924),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.